DAVIS POLK & WARDWELL

1300 I STREET, N.W.
WASHINGTON, D.C. 20005

1600 EL CAMINO REAL
MENLO PARK, CA 94025

99 GRESHAM STREET
LONDON EC2V 7NG

15, AVENUE MA[redacted]
75008 [redacted]

450 LEXINGTON AVENUE
NEW YORK, N.Y. 10017
212-450-4000
FAX 212-450-3800

WRITER'S DIRECT
212-450-4560

MESSETURM
60308 FRANKFURT AM MAIN

MARQUÉS DE LA ENSENADA, 2
28004 MADRID ESPAÑA

17-22, AKASAKA 2-CHOME
MINATO-KU, TOKYO 107-0052

3A CHATER ROAD
HONG KONG

03007037

SUPPL

February 27, 2003

File No. 82-5201

RECD S.E.C.
FEB 27 2003
1083

Securities and Exchange Commission
Division of Corporation Finance,
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: **Gamesa, S.A. —**
Information Furnished Pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934

Ladies and Gentlemen:

On behalf of Grupo Auxiliar Metalúrgico, S.A. ("**Gamesa**"), a corporation (*sociedad anónima*) organized under the laws of Spain and in connection with Gamesa's exemption from Section 12(g) of the Securities and Exchange Act of 1934 granted under Rule 12g3-2(b) thereunder, we hereby furnish to the Securities and Exchange Commission a press release entitled "Gamesa - Acquisition of Cantarey Reinosa", dated February 2003.

If you have any questions or need any further information please call the undersigned at the number noted above.

Very truly yours,

Lillian R. Saldanha
Legal Assistant

Enclosure
cc w/ enc: Hipólito Suárez Gutiérrez, Gamesa
Ricardo M. González, Davis Polk & Wardwell

Gamesa

Acquisition of Cantarey Reinosa





February 2003

Agenda

- Transaction's Details

- Strategic Rationale

Transaction's Details
Terms of the Agreement

Gamesa buys 100% of Cantarey, an Electronic Equipment Manufacturer

- Gamesa has exercised the purchase option to buy 100% of Cantarey shares. The investment has been 5.8 million euros. The price paid was split in 0.8 million euros for the shares and 5 million euros for a capital increase .

- With this acquisition Gamesa reinforces the "modular vertical integration" process of manufacturing all key components of the wind turbine. Besides Cantarey´s experience in conventional generators , Cantarey has a good knowledge and experience on multi pole generator systems for direct drive wind turbines

Gamesa

Strategic Rationale
Strategy in Different Growth Stages


Modular Vertical Integration Insourcing
Outsourcing

Source: *Wind Force 12*

Gamesa is involved in Modular Vertical Integration in a Growth Market.

Gamesa

Strategic Rationale
Modular Vertical Integration. New Situation

Activity	WTG Component				
	Blades	Control Software	Gearbox	Generator & Power Electronics	Tower










Cantarey Acquisition

Gamesa has internalised the key elements of a WTG.